Exhibit 1

SESSA CAPITAL

1350 Avenue of the Americas, Suite 3110

New York, NY 10019

212-257-4410

January 7, 2016

Board of Directors

c/o Mr. Curtis B. McWilliams, Lead Director, and W. Michael Murphy, Director

Ashford Hospitality Prime, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, TX 75254

Dear Curtis and Michael,

I want to personally thank you for taking the time to meet us in our offices on Tuesday. We believe it is constructive to maintain an open dialogue, and appreciate your reaching out to us to arrange a meeting.

Like you, we share the view that it is important to maximize the Company’s long-term value and we understand that consideration of all strategic alternatives, including a potential sale (as mentioned in your August 28th press release), is part of that process. As we said at the meeting, given the corporate governance and other issues that contribute to the Company’s current discount to net asset value, we now believe that a sale of the Company is the preferred outcome of the strategic alternatives process. We believe the market will view an outcome that does not realize value from the Company’s portfolio as a failure.

As discussed, we continue to have significant concerns about the structure and potential size of the fee for terminating the Company’s current advisory agreement with Ashford Inc. While we believe termination of this contract is not a necessary or inevitable element of a successful conclusion to the strategic alternatives process, we believe an excessive termination fee will severely undermine the probability of a successful outcome by deterring potential bidders for the Company or its properties. These concerns are heightened when management has publicly estimated the fee to be approximately 1/3rd of the Company’s current market capitalization.

The inequitable nature of this fee is evident from it being uncapped. A severe lodging downturn or a further deterioration of the market’s opinion of the Company’s corporate governance could cause the illogical and outrageous result of a fee that exceeds the Company’s entire market capitalization. Yet, rather than use the three separate renegotiations of the advisory agreement in the past two years to fix the problems relating to the fee, the Company’s board has conceded to amendments which, as a whole, have significantly broadened and worsened the fee. Unfortunately, despite generally favorable operating performance and a highly attractive portfolio of hotels, the “Ashford discount” applied to the Company relative to the lodging sector substantially widened until the announcement of the strategic alternative process.

Board of Directors

c/o Mr. Curtis B. McWilliams, Lead Director, and W. Michael Murphy, Director

We urge you to address the Company’s corporate governance and to pursue all options for renegotiating this fee, as well as ensuring that the calculation of the fee is done in a transparent and equitable manner. We believe that this fee, along with our other concerns relating to potential conflicts of interest and corporate governance, are substantial contributors to the Company’s continued discount to its net asset value.

As stated in our prior letter, we hope that the Company’s independent directors will act decisively to secure a fair outcome for all shareholders of the Company, rendering any further action by us unnecessary. We continue to consider our options and will not hesitate to assert our rights and those of all shareholders if necessary.

Sincerely,

John Petry

cc: Monty J. Bennett, Chief Executive Officer and Chairman

      David A. Brooks, Chief Operating Officer, General Counsel and Corporate Secretary